

March 31, 2015

Via E-mail
Mr. Kenneth D. Mann
Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street
P.O. Box 7200
El Dorado, Arkansas 71731

> **Re: Deltic Timber Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 1-12147**

Dear Mr. Mann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. Please quantify the impact of factors disclosed as materially impacting the line items comprising operating income for each period presented at the consolidated level and the segment level. Examples of factors disclosed without quantification include:

   - The contribution of (a) impact of a higher cost of fee timber harvested; (b) lower replanting cost; and (c) higher cost of hauling stumpage to other mills when discussing your Woodlands segment.

- The contribution of (a) higher raw material log costs; (b) increased maintenance-related expenses; and (c) and downtime in the MDF plant when discussing your Manufacturing segment.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. Please expand your disclosure to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated and segment operating income during each period presented, as well as management's expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2014 consolidated costs of revenue increased by 19.4% while sales only increased by 13.8%; however there does not appear to be a robust analysis of the reasons behind this decline in gross margin. As such, your narrative should include a discussion of the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief